Exhibit 8.1

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of May 29, 2009:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA(1)	Mexico	100.0%
Coca-Cola FEMSA(2)	Mexico	53.7%
Propimex, S.A. de C.V.	Mexico	53.7%
Controladora Interamericana de Bebidas, S.A. de C.V.	Mexico	53.7%
Panamco México, S.A. de C.V.	Mexico	51.9%
Refrescos Latinoamericanos, S.A. de C.V. .	Mexico	53.7%
Spal Industria Brasileira de Bebidas, S.A.	Brazil	52.6%
Emprex Cerveza	Mexico	100.0%
Desarrollo Comercial FEMSA, S.A. de C.V.	Mexico	100.0%
FEMSA Cerveza	Mexico	100.0%
Cervecería Cuauhtémoc Moctezuma, S.A. de C.V.	Mexico	100.0%
FEMSA Comercio	Mexico	100.0%

(1)	Compañía Internacional de Bebidas, S.A. de C.V., which we refer to as CIBSA.
(2)	Percentage of capital stock. FEMSA owns 63.0% of the capital stock with full voting rights.